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05037209

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 202

SEC FILE NUMBER
8- 49626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Citco Mutual Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 General Warren Blvd., Suite 200
(No. and Street)

Malvern	Pennsylvania	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Giorgio (610)232-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street	Philadelphia,	Pennsylvania	19103-3984
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Paul Giorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Mutual Fund Distributors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

Signature

Chief Financial Officer
Title

Sworn to and subscribed before me this 18 day of Feb 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Citco Mutual Fund Distributors, Inc.:

We have audited the accompanying balance sheet of Citco Mutual Fund Distributors, Inc. (the "Company"), formerly known as Citco-Quaker Fund Distributors, Inc., as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Citco Mutual Fund Distributors, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

CITCO MUTUAL FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Citco Mutual Fund Services, Inc.)

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$ 807,249
Accounts receivable	10,173
Prepaid expenses	22,162
TOTAL ASSETS	$ 839,584

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 73,061
Distribution fees payable	633,400
Accrued expenses	16,334
Payable to affiliate	8,879
Total liabilities	731,674
SHAREHOLDER'S EQUITY:	
Capital Stock (1,000 shares authorized, 100 shares outstanding; no par value)	-
Contributed capital	100,000
Accumulated deficit	7,910
Total shareholder's equity	107,910
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	$ 839,584

See notes to balance sheet.

CITCO MUTUAL FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Citco Mutual Fund Services, Inc.)

NOTES TO BALANCE SHEET
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

Citco Mutual Fund Distributors, Inc. ("CMFD"), formerly known as Citco-Quaker Fund Distributors, Inc., is a Delaware Corporation and a wholly owned subsidiary of Citco Mutual Fund Services, Inc. ("CMFS") whose ultimate parent company is Citco Group, LTD. CMFD is a broker-dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the NASD. In its capacity as a broker-dealer, CMFD provides underwriting services, distribution of fund shares, registration and ultimate supervision of representatives, approval of advertising and sales literature, and other miscellaneous related broker duties.

CMFD is currently dependent upon CMFS to fund future operating expenses and net capital requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates—The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents as of December 31, 2004 include highly liquid investments with maturities of three months or less.

Income Taxes—CMFD is included in a consolidated income tax return with its Parent. CMFD files a separate return for state income tax purposes.

CMFD accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109. Temporary differences between income reported for financial statement purposes and taxable income are not significant; accordingly, no deferred income taxes have been recorded as of December 31, 2004.

3. TRANSACTIONS WITH AFFILIATES

Under a management agreement between CMFS and CMFD, CMFS makes payments for all operating and administrative expenses incurred by CMFD as well as providing recordkeeping and other bookkeeping services. CMFS charges CMFD a monthly management fee not to exceed the prior period's actual monthly net revenue.

In addition, CMFS intends to provide CMFD with sufficient capital for a period of at least one year from the date of the financial statements so as to comply with all regulatory and contractual net capital requirements and to provide sufficient working capital for operating expenses.

CMFS provides personnel and office facilities to CMFD. For such services at December 31, 2004, $8,879 is due to CMFS.

All of the directors and officers of CMFD are affiliated with CMFS.

4. REGULATORY REQUIREMENTS

CMFD is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, CMFD's ratio of aggregate indebtedness to net capital was 9.68 to 1. CMFD's net capital was $75,575, and the required net capital was $48,778.

CMFD is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

CMFD is required by the National Securities Clearance Corporation ("NSCC") to maintain a minimum net capital of $25,000 in excess of the minimum net capital required, as defined.

* * * * * *

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 18, 2005

Citco Mutual Fund Distributors, Inc.
83 General Warren Boulevard
Suite 200
Malvern, PA 19355

In planning and performing our audit of the balance sheet of Citco Mutual Fund Distributors, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP